1301 Avenue of the Americas, 40th Floor New York, NY 10019-6022 PHONE 212.999.5800 FAX 212.999.5899 www.wsgr.com

September 4, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Ameen Hamady

Kevin Kuhar

Deanna Virginio

Dorrie Yale

Re:	PMV Pharmaceuticals, Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted on August 3, 2020
CIK 0001699382

Ladies and Gentlemen:

On behalf of our client, PMV Pharmaceuticals, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated August 18, 2020 (the “Comment Letter”), relating to the above referenced Amendment No. 1 to Draft Registration Statement on Form S-1 (“Registration Statement”). We are concurrently filing via EDGAR this letter and a revised draft of the Registration Statement (the “Submission No. 3”). For the Staff’s reference, we have included both a clean copy of Submission No. 3 and a copy marked to show all changes from the version confidentially submitted on August 3, 2020.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references contained in the comments of the Staff, or as otherwise specifically indicated, page references herein correspond to the page of Submission No. 3.

Amendment No. 1 to Draft Registration Statement on Form S-1 submitted on August 3, 2020

Prospectus Summary , page 1

1.

We note your response to prior comment 2 and your revised disclosure on page 1 that you believe “[you] have designed [y]our lead product candidate, PC14586, to potently and selectively correct p53 misfolding caused by a specific p53 mutation, Y220C, while sparing wild-type p53.” As previously noted, please balance your disclosure with equally prominent explanations that your product candidate remains in the early development stages and your novel approach is “unproven.”

AUSTIN    BEIJING    BOSTON    BRUSSELS    HONG KONG    LONDON    LOS ANGELES    NEW YORK    PALO ALTO

SAN DIEGO    SAN FRANCISCO    SEATTLE    SHANGHAI    WASHINGTON, DC    WILMINGTON, DE

Securities and Exchange Commission

September 4, 2020

The Company respectfully advises the Staff that in response to the Staff’s comments, the Company has revised the disclosure on pages 1, 116 and 131 of Submission No. 3 to balance our disclosure with an equally prominent explanation that our novel approach to target p53 hotspot mutations is “unproven.”

2.

We note your response to prior comment 4 and your revised disclosure on page 1 that you “cannot guarantee that the U.S. Food and Drug Administration, or FDA, will agree with this strategy of utilizing the Phase 1/2 clinical trial as a pivotal study . . . “ As you further explain on page 133, please also clarify here that you intend to pursue the accelerated approval pathway if the data from your Phase 1/2 trail supports the path, and that even if you obtain accelerated approval, you anticipate that the FDA will require post-approval trials to confirm clinical benefit.

The Company respectfully advises the Staff that in response to the Staff’s comments, the Company has revised the disclosure on page 2 of Submission No. 3 to clarify that even if we obtain accelerated approval, we anticipate that the U.S. Food and Drug Administration (the “FDA”) will require post-approval trials to confirm clinical benefit. The Company made this revision on page 2 instead of on page 1 in order to allow the statement regarding our current strategy and expectations to stand on its own with the newly added forward-looking statements in response to this comment coming after.

Risks Related to Our Business, page 6

3.	Please expand your last bullet to also state that the companion diagnostics will need to be separately approved by the FDA as medical devices. We refer to prior comment 6.

The Company respectfully advises the Staff that in response to the Staff’s comments, the Company has revised the last bullet on page 6 of Submission No. 3 to state that the companion diagnostics we develop with third party collaborators will also require separate approval by the FDA as medical devices.

Business, page 116

4.

Please expand your disclosure in the Business section to include that you expect to initially seek approval of your product candidates, “in most instances at least as a second line therapy,” as you state on page 27.

The Company respectfully advises the Staff that in response to the Staff’s comments, the Company has included additional disclosure on pages 124 and 133 of Submission No. 3.

* * * *

Securities and Exchange Commission

September 4, 2020

Please direct any questions with respect to this filing to me at (212) 497-7736 or mbaier@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Megan J. Baier
Megan J. Baier

cc:	David Mack, Ph.D., PMV Pharmaceuticals, Inc.

Winston Kung, PMV Pharmaceuticals, Inc.

Tony Jeffries, Wilson Sonsini Goodrich & Rosati, P.C.

Catherine Riley Tzipori, Wilson Sonsini Goodrich & Rosati, P.C.

Brian J. Cuneo, Latham & Watkins LLP

Richard Kim, Latham & Watkins LLP